

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Megan Baldwin, Ph.D.
Chief Executive Officer
Opthea Limited
Level 4
650 Chapel ST
South Yarra, Victoria 3141
Australia

> **Re: Opthea Limited**
> **Form F-1**
> **Exhibit Nos. 10.1 and 10.2**
> **Filed September 24, 2020**
> **File No. 333-249020**

Dear Dr. Baldwin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance